UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34540

CUSIP NUMBER: 90478E 103

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I — REGISTRANT INFORMATION

Unilife Corporation

Full Name of Registrant

Former Name if Applicable

250 Cross Farm Lane

Address of Principal Executive Office (Street and Number)

York, Pennsylvania 17406

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s current management team discovered violations of the registrant’s policies and procedures and possible violations of law and regulation by the registrant’s former Chief Executive Officer and by the former Chairman of the registrant’s Board of Directors who resigned in 2015.  The registrant is investigating these matters and their potential impact on financial reporting and internal controls over financial reporting, related to previously-issued financial statements, current interim financial information, and management’s certifications. The investigation has just commenced due to the recent discovery by current management but has not to date discovered any financial loss to the registrant.

As a result of the foregoing, the registrant was unable to file with the U.S. Securities and Exchange Commission the registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2016 (the “Form 10-Q”) by the prescribed filing deadline, which delay could not be eliminated by the registrant without unreasonable effort and expense.

While the registrant continues to work expeditiously to file the Form 10-Q as soon as practicable, the registrant does not anticipate filing the Form 10-Q within the five calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David C. Hastings	717	384-3400

	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UNILIFE CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2016	By:	/s/ David C. Hastings
	Name: Title:	David C. Hastings Chief Financial Officer